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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of: October, 2008
Commission File Number: 001-31583
NAM TAI ELECTRONICS, INC.
(Translation of registrant’s name into English)
Unit C, 17 Floor Edificio Comercial Rodrigues
599 da Avenida da,
Praia Grande, Macao
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F☒     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐     No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

NEWS RELEASE

Investor Contact: Anthony Chan Unit C, 17/F, Edificio Comercial Rodrigues, 599 da Avenida da Praia Grande, Macao, PRC TEL: (853) 2835 6333 / FAX: (853) 2835 6262	EMAIL: shareholder@namtai.com WEB: www.namtai.com
SCHEDULE FOR RELEASE OF THIRD QUARTER RESULTS
NAM TAI TO DISCONTINUE QUARTERLY ANALYST-INVESTOR CONFERENCE CALLS
Macao, PRC — October 13, 2008 — Nam Tai Electronics, Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTE) today announced the expected date of release of its third quarter results and its planned discontinuance of quarterly conference calls with investors and financial analysts.

1.	Third Quarter Results
Nam Tai will release its unaudited third quarter results for the period ended September 30, 2008 on Monday, November 3, 2008 at 8:00 a.m. Eastern Time.

2.	Discontinuance of Quarterly Analyst-Investors Conference Call
As a result of its recent and ongoing management restructuring, Nam Tai has elected to cease the oral discussion of its financial results following the release of its quarterly financial results and to focus management on the tasks of directing Nam Tai’s staff and developing its business in an effort to increase growth and long-term shareholder value. Nam Tai will continue to provide investors with information and insight into strategic initiatives, growth and expansion plans, and trend and industry data critical to understanding the Company’s businesses and operating environment but will do so in written press releases and in reports it files with and furnishes to the U.S Securities and Exchange Commission. This policy change is effective immediately and accordingly there will be no Company-hosted conference call following the release of Nam Tai’s third quarter 2008 financial results. Nam Tai is aware that it is the practice of most US public companies to hold conference calls following the release of quarterly financial results and will monitor the reaction of investors and analysts to Nam Tai’s policy change and, depending on such reaction, may reconsider such practice in the future.

3.	Dividend Reminder
The record date for the third quarter dividend of $0.22 per share is September 30, 2008 and the payment date is on or before October 21, 2008.
ABOUT NAM TAI ELECTRONICS, INC.
We are an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD panels, LCD modules, RF modules, DAB modules, FPC subassemblies and image sensors modules and PCBAs for headsets containing Bluetooth wireless technology. These components are used in numerous electronic products, including mobile phones, laptop computers, digital cameras, electronic toys, handheld video game devices, and entertainment devices. We also manufacture finished products, including mobile phone accessories, home entertainment products and educational products. We assist our OEM customers in the design and development of their products and furnish full turnkey manufacturing services that utilize advanced manufacturing processes and production technologies.
Nam Tai currently has one Hong Kong listed subsidiary, Nam Tai Electronic & Electrical Products Limited (“NTEEP”). Interested investors may go to the website of The Stock Exchange of Hong Kong at www.hkex.com.hk to obtain information specific to NTEEP. The stock code of NTEEP in The Stock Exchange of Hong Kong is 2633. Investors are reminded to exercise caution when assessing such information and not to deal with the shares of Nam Tai based solely upon reliance on such information.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI ELECTRONICS, INC.
Date October 16, 2008	By:	/s/ Chan Sze Chung
		Name:	Chan Sze Chung (Anthony Chan)
		Title:	Chief Financial Officer (Acting)